                    THE GREAT AMERICAN BACKRUB STORE, INC.



                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
       OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER


                             ---------------------


             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT
                       WE ARE NOT ASKING YOU FOR A PROXY
                 AND YOU ARE REQUESTED NOT TO SEND US A PROXY


                            ---------------------
     This Information Statement (the "Information Statement") is being mailed on or about November 14, 1997 to the holders of record at the close of business on November 12, 1997, of the common stock $0.001 par value per share (the "Common Stock"), of The Great American BackRub Store, Inc., a New York corporation (the "Company") in connection with the Company's acquisition of Caribsun Corp. ("Caribsun") and appointment of certain persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. You are urged to read this Information Statement carefully. However, no action is required by the shareholders of the Company in connection with the appointment of certain persons to the Board of Directors.


     All members of the Board of Directors have executed written consents in favor of the acquisition. The Board of Directors does not intend to solicit any proxies or consents from any stockholders in connection with this acquisition.


     This Information Statement is being distributed pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

              INFORMATION RELATING TO THE COMPANY'S COMMON STOCK

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote per share on all matters submitted to a vote of the shareholders. As of November 6, 1997 the Company had 13,700,716 shares of Common Stock outstanding.


                       CHANGE OF CONTROL OF THE COMPANY

     On September 30, 1997 the Company entered into a Securities Exchange Agreement (the "Securities Exchange Agreement"), to acquire (the "Acquisition") 100% of the issued and outstanding common stock of Caribsun from Ascot International Corp. ("Ascot"). On October 16, 1997 the Acquisition closed pursuant to the Securities Exchange Agreement and the Company initially issued 11,000,000 shares of its Common Stock to Ascot in exchange for all of the outstanding shares of Caribsun's Common Stock. Under the terms of the Securities Exchange Agreement, the Company will issue up to a maximum of 17,097,419 shares in exchange for Caribsun. The final number of shares may be reduced to the extent the audited net worth of Caribsun at October 15, 1997 is less than $4.5 million, the audit of Caribsun balance sheet is not delivered by Ascot prior to November 15, 1997, or if Ascot does not provide at least $150,000 of financing to the Company before November 15, 1997. The balance of the shares due to Ascot will be issued following shareholder approval of a proposal to amend the Company's certificate of incorporation to increase the Company's authorized capital.

     The Securities Exchange Agreement was attached to the Company's Form 8-K dated September 30, 1997 as an exhibit which was filed via EDGAR with the Securities and Exchange Commission. Further information concerning the acquisition of Caribsun from Ascot can be found in the Company's Form 8-K Report dated October 16, 1997. The description in this Information Statement of the Securities Exchange Agreement and its terms and conditions is qualified in its entirety by reference to the Securities Exchange Agreement and the respective exhibits and schedules thereto and is not, and does not purport to be, complete.

     As a result of the Acquisition, Ascot owns approximately 80% of the outstanding Common Stock and all of the management of the Company now consists of officers and directors (or individuals nominated by such persons) of Ascot.


                              BOARD OF DIRECTORS


GENERAL

     Management of the Company, prior to the Acquisition (collectively referred to as "Prior Management") was as set forth below:



Name                           Position
----------------------------   ----------------------------------
       William Zanker          President, Chairman of the Board
       Terrance C. Murray      Chief Executive Officer, Director
       Stephen Seligman        Director
       Andrew L. Hyams         Director
       Donald R. Fleischer     Director

     Prior Management resigned effective as of October 16, 1997 (except Mr. Seligman, whose resignation is effective ten days following the mailing of this Statement), and the following individuals (collectively referred to as "New Management") were nominated to assume the positions set forth next to their names:



Name                           Age    Position
---------------------------   -----   -----------------------------------------------------------
       David S. Coia           42     Chairman of the Board, Chief Executive Officer
       David Coia              65     President, Chief Operating Officer
       David L. West           39     Chief Financial Officer, Treasurer, Secretary and Director
       Kevin P. Stone          39     Director
       Waylon E. McMullen      51     Director

     David S. Coia is the son of David Coia and is the founder, principal shareholder and chief executive officer of the Barclay Group. The Barclay Group is a private real estate development firm which specializes in the development of retail properties. It engages in all phases of the acquisition and development of real estate properties and is currently developing projects valued at $75 million, having experienced an annual growth rate of 20% during the last 18 months. Representative clients include Walgreens, Home Depot and Publix Supermarkets. Mr. Coia's business address is 1123 Overcash Drive, Dunedin, Florida 34698.

     David Coia has served as Director, President and Chief Executive Officer of Ascot since March 1995. Mr. Coia has served as a consultant to the Barclay Group since February 1988. Mr. Coia founded, and was the President of Counsel Food Services, Inc., a Florida pizza franchise company in Clearwater, Florida from 1988 to 1991. From 1975 to 1988 Mr. Coia served in various top managerial positions, including Vice President of Development, and General Manager of Operations for the Sheraton Hotels and Holiday Inn. In such capacity, Mr. Coia was responsible for site selection, development and expansion of various hotel sites and operations. Mr. Coia's business address is 4500 140th Avenue North, Suite 221, Clearwater, Florida 33762.

     David L. West has been the Chief Financial Officer of Ascot since January 1995. From July 1993 through December 1994 Mr. West was a Manager in the accounting firm of Lewis, Birch & Ricardo, P.A. Mr. West served as Controller and Chief Financial Officer of Bently Pharmaceuticals, Inc. from October 1991 through June 1993. From March 1984 through September 1991 Mr. West served in the audit practice of KPMG Peat Marwick, LLP. Mr. West's business address is 4500 140th Avenue North, Suite 221, Clearwater, Florida 33762.

     Kevin P. Stone has been the President of Underwriting at Commonwealth International Group, Ltd. since February 1996. Mr. Stone was the General Manager/Special Risks Manager for Metropole Insurance Brokers, Toronto, from 1993 through 1996. Mr. Stone was the International Manager of South Western Insurance Group from 1991 through 1993. Mr. Stone's business address is 338 Soudan Avenue, Toronto, Ontario, Canada.

     Waylon E. McMullen is a licensed and practicing attorney in Dallas, Texas and has been since 1971. In 1991 Mr. McMullen founded Waylon E. McMullen, P.C., a law firm, and currently serves as its President. From 1975 to 1991 Mr. McMullen served as President of Akin & McMullen, P.C., a law firm in Dallas, Texas. Mr. McMullen served as a Director for Pizza Inn, a publicly traded corporation traded on the American Stock Exchange from 1975 to 1987. Mr. McMullen is presently serving as a Director for the Furia Organization and Golden Interstate Medical Management, Inc. Mr. McMullen's business address is P.O. Box 795517, Dallas, Texas.

     Each member of New Management has been nominated to serve in such position until the next annual meeting of shareholders and until their successors have been duly elected and shall have qualified.


                         BOARD MEETINGS AND COMMITTEES

     The Board of Directors of the Company held three meetings during the fiscal year ended December 31, 1996 (the "1996 Fiscal Year"). During the 1996 Fiscal Year the Board of Directors had two committees, the Audit Committee (which held one meeting) and the Compensation Committee (which held one meeting). In addition, the Board of Directors took several actions by written consent. During the 1996 Fiscal Year no member of Prior Management attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors and the committees on which he served. New Management anticipates establishing audit, and compensation committees.

                             SECURITY OWNERSHIP OF
                   CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth, as of November 6, 1997 information concerning ownership of the Company's securities by (i) each Director, (ii) each executive officer, (iii) all Directors and executive officers as a group,
(iv) each member of Prior Management; and (v) each person known to the Company to be the beneficial owner of more than five percent of each class:



                                     Name and Address(1)          Amount and Nature        Percent of
Title of Class                     of Beneficial Owner(2)      of Beneficial Ownership      Class(3)
-------------------------------  ---------------------------  -------------------------  ---------------
Common Stock                     William Zanker                         483,562(4)             3.4%
                                 Terrance C. Murray                     279,575(5)             2.0%
                                 Stephen Seligman                        27,500(6)              <1%
                                 Andrew L. Hyams                         24,375(7)              <1%
                                 Donald R. Fleischer                     38,125(8)              <1%
                                 Ascot International Corp.           11,000,000(9)            80.3%
                                 David S. Coia                                0(10)              0%
                                 1123 Overcash Drive
                                 Dunedin, FL 34698
                                 David Coia                          11,000,000(11)           80.3%
                                 David L. West                       11,000,000(12)           80.3%
                                 Kevin P. Stone                               0                  0%
                                 338 Soudan Avenue
                                 Toronto, Ontario, Canada
                                 Waylon E. McMullen                           0                  0%
                                 P.O. Box 795517
                                 Dallas, TX
Preferred Stock                  Terrance C. Murray                     145,500(13)      Not meaningful
All new executive officers and
 Directors as a Group
 (5 persons)                                                         11,000,000(14)           80.3%

------------
 (1) Unless otherwise indicated, the address of each beneficial owner is c/o The Great American BackRub Store, Inc., 4500 140th Avenue North, Suite 221, Clearwater, FL 33762.


 (2) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.


(3) Based upon 13,700,716 shares outstanding on November 6, 1997.


 (4) Includes 420,000 shares issuable upon the exercise of outstanding options and warrants. Does not include 250,000 shares issuable as a bonus to Mr. Zanker in connection with the Acquisition which are subject to registration under the Securities Act of 1933, as amended, or 60,000 shares which the Company agreed to issue to Mr. Zanker in lieu of 63,562 shares (included above) pledged to secure the Company's obligations under certain Notes.


 (5) Includes 120,000 shares issuable upon the exercise of options and 100,000 shares issuable upon the exercise of Warrants. Does not include 60,000 shares which the Company agreed to issue to Mr. Murray in lieu of 59,575 shares (included above) pledged to secure the Company's obligations under certain Notes.


 (6) Includes 22,500 shares issuable upon the exercise of options.


 (7) Includes 22,500 shares issuable upon the exercise of options.


 (8) Includes 22,500 shares issuable upon the exercise of options.

 (9) Does not include up to 6,097, 419 additional shares issuable to Ascot under the terms of the Securities Exchange Agreement which is conditioned upon an amendment to the Company's certificate of incorporation.

(10) David S. Coia is David Coia's son.

(11) Mr. Coia is an officer of Ascot and owns approximately 38% of the shares of Ascot. He disclaims beneficial ownership of shares of the Company owned by Ascot.

(12) Mr. West is an officer of Ascot and owns approximately 3% of the shares of Ascot. He disclaims beneficial ownership of shares of the Company owned by Ascot.

(13) Includes 145,500 shares issuable upon the exercise of Warrants.

(14) See Notes 10, 11 and 12 above.

     No director or executive officer or any associate of any such person is a party adverse to the Company or has a material interest adverse to the Company.


     On December 7, 1995, the Company entered into an option agreement with Laidlaw Equities, Inc. and Laidlaw Holdings, Inc. (collectively "Laidlaw") pursuant to which Laidlaw granted the Company options (the "Options") to purchase an aggregate of 475,000 shares (the "Option Shares"). Such Options were exercisable at any time or from time to time prior to September 7, 1996 at an exercise price of $4.00 per share.

     On April 9, 1996, Laidlaw granted to Investors Associates, Inc. ("IAI"), the underwriter for the proposed public offering of the Company's securities (the "Offering") described in Item 1 (Description of Business - Recent and Proposed Financing Transactions), an option to purchase 100,000 of the Option Shares, exercisable at any time to and including May 9, 1996, for an exercise price of $3.00 per share and the Company simultaneously released Laidlaw from the Options with respect to such shares. IAI exercised such option.

     On April 24, 1996, the Company granted certain individuals unaffiliated with the Company (the "Grantees") the right (the "Right") to cause the Company to assign the Options with respect to 375,000 of the Option Shares to them at any time prior to June 7, 1996 (subsequently extended to September 7, 1996); provided, however, that the exercise price with respect to such shares would be $5.00 per share. IAI purchased 50,000 of such shares from Laidlaw and simultaneously therewith the Company released Laidlaw from the Options as to such 50,000 shares and the Grantees released the Company from the Right as to such 50,000 shares.

     Except as described above, the Options expired unexercised on September 7, 1996.

     On February 1, 1996, the Company engaged Horatio Management Services Corp., an affiliate of IAI, as the Company's management consultant for a period of 24 months commencing February 1, 1996, at a fee of $5,000 per month (exclusive of any accountable out-of-pocket expenses), $60,000 of which is payable on the closing of the Offering and $60,000 of which is payable on the first anniversary thereof.

     In February 1996, the Company entered into a Financial Advisory and Consulting Agreement (the "Financial Advisory Agreement") with IAI. The Financial Advisory Agreement expired on January 31, 1997. As compensation for the services to be performed by IAI for the Company pursuant to the Financial Advisory Agreement, the Company paid to IAI a financial consulting fee of $100,000, and issued warrants to purchase 100,000 shares of Common Stock at an exercise price of $1.00 per share, exercisable to and including January 31, 1997, and warrants to purchase 200,000 shares of Common Stock at an exercise price of $2.50 per share, exercisable to and including January 31, 1998. These warrants have been exercised.

     On November 15, 1996, the Company entered into a franchise agreement with Roosevelt Field Partners. Certain executive officers and directors of the Company own, collectively, an approximately 40% equity interest in Roosevelt Field Partners.

     Certain executive officers of the Company participated in a bridge financing by the Company which was consummated on December 27, 1996. The bridge financing (the net proceeds of which were approximately $175,000), consisting of five and one-third investment units, each such unit comprising a promissory note in the principal amount of $49,250 and 750,000 warrants (the Bridge "Warrants"). Each such note bears interest at the rate of 10% per annum and is payable one year from the date of issue or upon an earlier public offering o equity securities of the Company. Each Bridge Warrant entitles the holder thereof to purchase one share of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") for a price of $5.00, subject to adjustment in certain circumstances, at any time during the three-year period commencing on the first anniversary of the date of issuance of the Bridge Warrants. Each share of Series A Preferred Stock pays a cumulative dividend of $.35 per annum, has a liquidation preference of $5.00 and is convertible on or after December 27, 1997 into the greater of (i) two shares of Common Stock of the Company or (ii) a number of shares of Common Stock equal to $8.00 divided by the average of the closing prices of the Common Stock for the ten trading days ending on the third trading day preceding the date of conversion (the "Closing Price") subject to further adjustment under certain circumstances. In the bridge financing, William Zanker, President of the Company, Terrance C. Murray, Chief Executive Officer of the Company, and Keith R. Dee, Chief Financial Officer of the Company, purchased an aggregate of one and one-third of the investment units. On January 27, 1997, Mr. Zanker and the Company entered into an agreement whereby Mr. Zanker rescinded his investment in the Bridge Financing, consisting of .73387 investment units, and an equal number of units were sold by the Company to another investor.

     On February 5,1997, the Company filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form SB-2 (the "Registration Statement") for the sale in an underwritten offering of 270,000 shares of Series B Convertible Preferred Stock of the Company (the "Series B Preferred Stock") at an anticipated public offering price of $10.00 per share.

     Under the terms of the Bridge Warrants, upon the effectiveness of the Registration Statement describe above, each Warrant shall be automatically converted into one-half of a warrant (a "Series B Warrant") each of which will entitle the holder thereof to purchase one share of Series B Convertible Preferred Stock for an initial price of $8.00 per share, subject to adjustment in certain circumstances, at any time during the three-year period commencing on the first anniversary of the effective date of such Registration Statement, and the holders of the Series B Warrants are entitled to have such Warrants and the Preferred Stock and Common Stock underlying such Warrants registered for public sale. On February 7, 1997, the Company filed a second registration statement with the Commission with respect tot he sale by the holders thereof of the Series B Warrants and the preferred Stock and Common Stock underlying such Warrants. The Registration Statement is not yet effective and plans for the Preferred Stock Offering have been suspended.

     All future and ongoing transactions and loans with officers, directors and principal shareholders of the Company will be on terms no less favorable than could be obtained from independent third parties and will be approved by a majority of the disinterested directors of the Company.


             SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who are beneficial owners of more than ten percent of the Company's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Such persons are required by the Commission's regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on review of copies of such forms furnished to the Company, or written representations that no Form 5's were required, the Company believes that during the fiscal year ended December 31, 1996, except as described below, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with.


                             DEFINED BENEFIT PLANS

   During the 1996 Fiscal Year the Company did not have any defined benefit plan.


                             EMPLOYMENT AGREEMENTS

     Pursuant to the Securities Exchange Agreement, the Company and Mr. Zanker mutually agreed to terminate the employment agreement with Mr. Zanker dated November 1, 1994 and enter into a consulting agreement (the "Consulting Agreement") with Mr. Zanker dated October 16, 1997.

     The Consulting Agreement is effective until September 30, 1999 and pursuant thereto Mr. Zanker is to, during normal business hours, provide advice to the Company relating to financial affairs, marketing, personnel and similar matters so as to assist New Management in operating the Company during the term thereof. Mr. Zanker is to receive (i) $120,000 in equal monthly installments of $10,000 commencing November 1, 1997 for the first twelve months of the Consulting Agreement; (ii) $80,000 in equal monthly installments of $6,666.66 commencing November 1, 1998 for the second twelve months of the Consulting Agreement; and (iii) five year warrants to acquire shares of the Company's common stock as follows: 100,000 shares at $0.50 per share; 100,000 shares at $0.75 per share and 100,000 shares at $1.00 per share. The Consulting Agreement contains a non-compete/non-interference provision during the term of the Agreement.

                             DIRECTOR COMPENSATION

     Set forth below is the compensation of the Prior Management of the Company during the last fiscal year. The compensation for directors subsequent to the Acquisition has not yet been determined.



                                                                  SECURITY GRANTS
                                                                            NUMBER OF
                   ANNUAL                                                   SECURITIES
                  RETAINER     MEETING      CONSULTING/       NUMBER        UNDERLYING
NAME              FEES($)      FEES($)     OTHER FEES($)     OF SHARES     OPTIONS/SAR'S
--------------   ----------   ---------   ---------------   -----------   --------------
W. Zanker           -0-            -0-          -0-             -0-          120,000
T. Murray           -0-            -0-          -0-             -0-          120,000
S. Seligman         -0-         $1,000          -0-             -0-           10,000
A. Hyams            -0-         $1,000          -0-             -0-           10,000
D. Fleischer        -0-         $1,000          -0-             -0-           10,000

     Employees of the Company receive no additional compensation for service as a directors. All directors are reimbursed for their reasonable out of pocket expenses incurred in connection with their duties to the Company.

                            EXECUTIVE COMPENSATION

     The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by, or paid to the chief executive officer of the Company and the Chairman of the Board of the Company. There is no other executive officer of the Company whose salary and bonus exceeded $100,000 with respect to the fiscal years ended December 31, 1996, December 31, 1995 and December 31, 1994.

                          SUMMARY COMPENSATION TABLE



      ANNUAL COMPENSATION(1)
----------------------------------
NAME AND                              SALARY        BONUS        OTHER ANNUAL
PRINCIPAL POSITION           YEAR       ($)          ($)         COMPENSATION
-------------------------   ------   ---------   ------------   -------------
William Zanker
Chairman of the Board        1994        *             *              *
                             1995    108,308           -0-           -0-
                             1996    120,000        57,000           -0-
Terrance C. Murray
Chief Executive Officer      1994        *             *              *
                             1995    108,308           -0-           -0-
                             1996    120,000        30,000           -0-
Keith Dee
Chief Financial Officer      1994        *             *              *
                             1995      6,000           -0-           -0-
                             1996    100,000        16,539           -0-

------------
(1) Annual Compensation for executive officers subsequent to the Acquisition has not yet been determined.

 * Mr. Zanker, Mr. Murray and Mr. Dee did not receive any compensation in fiscal 1994.

     There were no stock option grants made to each of the executive officers named in the Summary Compensation Table during the year ended December 31, 1996.

     The following table provides certain information regarding option exercises and unexercised stock options held by each of the executive officers named in the Summary Compensation Table as of December 31, 1996.



                                                                    Number of
                                                                   Securities           Value of
                                                                   Underlying         Unexercised
                              Number of                            Unexercised        In-the-Money
                           Shares Acquired                         Options and        Options and
                           on Exercise of                            SARs at            SARS at
                              Options/             Value         Fiscal Year End     Fiscal Year End
                            Redemption of        Realized         Exercisable/        Exercisable/
Name                            SAR's          Options/SAR's      Unexercisable      Unexercisable
-----------------------   -----------------   ---------------   -----------------   ----------------
William Zanker   ......    100,000 / 0(1)       $50,000 / 0        120,000 / 0        $390,000 / 0
Terry Murray  .........    100,000 / 0(1)       $50,000 / 0        120,000 / 0        $390,000 / 0
Keith Dee  ............         0 / 0             $0 / 0           10,000 / 0         $40,625 / 0

------------
(1) Stock Option exercise.

In connection with the Acquisition, Mr. Zanker was issued five year warrants (pursuant to the Consulting Agreement) to acquire shares of the Company's common stock as follows: 100,000 shares at a price of $0.50 per share, 100,000 shares at a price of $0.75 per shares, and 100,000 shares at a price of $1.00 per share.

In connection with the Acquisition, Mr. Murray and the Company entered into a termination and settlement agreement in settlement of claims for past due wages owed to Mr. Murray, whereby Mr. Murray was issued five year warrants to acquire shares of the Company's common stock as follows: 33,333 shares at a price of $0.50 per share, 33,333 shares at a price of $0.75 per share, and 33,334 shares at a price of $1.00 per share.